EXHIBIT 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA (the United States) OR IN OR INTO ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT.
NGG FINANCE PLC ANNOUNCES RESULTS OF ITS TENDER OFFER
3 September 2019. NGG Finance plc (the Offeror) announces today the results of its invitation to holders of its outstanding €1,250,000,000 Fixed Rate Resettable Capital Securities due 2076 (ISIN: XS0903531795) (the Capital Securities) to tender their Capital Securities for purchase by the Offeror for cash (such invitation, the Offer).
The Offer was announced on 27 August 2019 and was made on the terms and subject to the conditions contained in the tender offer memorandum dated 27 August 2019 (the Tender Offer Memorandum) prepared by the Offeror. Capitalised terms used in this announcement but not defined have the meaning given to them in the Tender Offer Memorandum.
The Expiration Deadline for the Offer was 4.00 p.m. (London time) on 2 September 2019.
As at the Expiration Deadline, the Offeror had received valid tenders of €1,019,116,000.00 in aggregate principal amount of the Capital Securities for purchase pursuant to the Offer.
The Offeror announces that it has decided to set the Final Acceptance Amount at €1,019,116,000.00 and, therefore, subject to the satisfaction (or waiver) of the New Financing Condition on or prior to the Settlement Date, it will accept for purchase all Capital Securities validly tendered pursuant to the Offer in full, with no pro rata scaling.
The Purchase Price the Offeror will pay for those Capital Securities accepted for purchase pursuant to the Offer is 103.537 per cent. of their principal amount, and the Offeror will also pay an Accrued Interest Payment in respect of such Capital Securities.
A summary of the final results of the Offer appears below:

Description of the Capital Securities	ISIN / Common Code	Aggregate principal amount validly tendered pursuant to the Offer	Final Acceptance Amount	Scaling Factor	Purchase Yield	Purchase Price
€1,250,000,000 Fixed Rate Resettable Capital Securities due 2076	XS0903531795 / 090353179	€1,019,116,000.00	€1,019,116,000.00	Not Applicable	-0.25 per cent.	103.537 per cent.
Subject to the satisfaction (or waiver) of the New Financing Condition, settlement of the purchase of the relevant Capital Securities pursuant to the Offer is expected to take place on 5 September 2019, after which €230,884,000.00 in aggregate principal amount of the Capital Securities will remain outstanding.
Following the completion and settlement of the Offer on 5 September 2019, more than 80 per cent. of the initial aggregate principal amount of the Capital Securities will have been purchased by the Offeror. Pursuant to the terms and conditions of the Capital Securities, the Offeror will have the option to redeem all of the remaining outstanding Capital Securities that were not validly tendered for purchase pursuant to the Offer at their principal amount together with accrued interest thereon up to the effective date of redemption of the Capital Securities, subject to the required notice period.
The Offeror intends to exercise this option following the settlement of the Offer.
Barclays Bank PLC (Telephone: +44 20 3134 8515; Attention: Liability Management Group; Email: eu.lm@barclays.com); BNP Paribas (Telephone: +44 20 7595 8668; Attention: Liability Management Group; Email: liability.management@bnpparibas.com); Goldman Sachs International (Telephone: +44 20 7552 6157; Attention: Liability Management Group; Email: liabilitymanagement.eu@gs.com); and J.P. Morgan Securities plc (Telephone: +44 20 7134 2468; Attention: Liability Management; Email: emea_lm@jpmorgan.com) are acting as Dealer Managers for the Offer.
Lucid Issuer Services Limited (Telephone: +44 20 7704 0880; Attention: David Shilson / Thomas Choquet; Email: ngrid@lucid-is.com) is acting as Tender Agent for the Offer.

This announcement is released by NGG Finance plc and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Deborah Waller (deborah.waller@nationalgrid.com), Senior Legal Adviser at National Grid plc.
DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.